

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2011

Mr. Robert M. O'Connor
Chief Financial Officer
Escalon Medical Corp.
435 Devon Park Drive
Building 100
Wayne, PA 19087

> **Re:** **Escalon Medical Corp.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed October 12, 2010**
> **Form 10-Q for the quarterly period ended December 31, 2010**
> **File No. 000-20127**

Dear Mr. O'Connor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Consolidated Balance Sheets, page 38

1.   We see you presented assets and liabilities of discontinued operations at June 30,
        2010 related to your vascular business which was sold on April 30, 2010. Tell us
        why you did not have any assets or liabilities of discontinued operations at June
        30, 2009.

Consolidated Statements of Operations, page 39

2.   Please tell us how you are accounting for your investment in Ocular Telehealth
        Management, LLC. We refer to your disclosure on page 20 that you recognize all
        the losses of Ocular Telehealth in your consolidated financial statements. In your
        response, tell us how your facts and circumstances apply to FASB Codification
        Topic 810. Specifically, tell us whether Ocular Telehealth is a variable interest
        entity, whether you meet the criteria to consolidate the entity, and whether you
        should provide accounting for the non-controlling interest.

Consolidated Statements of Cash Flows, page 41

3.   As provided in FASB ASC 230-10-45, a statement of cash flows presented on the
        indirect method should begin with net income or loss, which as defined includes
        discontinued operations. Your statement of cash flows appears to begin with net
        income or loss before discontinued operations. In future filings, please revise to
        begin the statement of cash flows with net income or loss. In that regard, please
        note that net income or loss attributable to discontinued operations may be
        included as a reconciling item in the operating section of a consolidated cash flow
        statement.

Note 1. Going concern, page 42

4.   Please disclose the specifics of your austerity plan to stem the recurring losses at
        Drew along with the status of implementing this plan in future filings.

Note 3. Inventories, page 44

5.   Under FASB ASC 330-10-35-14 and SAB Topic 5-BB, inventory impairment
        charges establish a new cost basis for inventories. Accordingly, tell us why you
        believe it is consistent with GAAP to characterize inventory impairment charges

as a valuation allowance. Also, with respect to the tabular disclosure, tell us why the reported valuation allowance should not be netted against the amounts of the individual categories of inventory for financial reporting purposes. Explain the basis in GAAP for your view.

Note 4. Intangible Assets, page 49

6.   We see that your balance sheet also includes a significant amount of indefinite-lived intangible assets. In future filings please disclose how you evaluate those assets for impairment, including how you measure fair value. Please also describe how you evaluate those assets in assessing whether they continue to be indefinite-lived. Your Critical Accounting Policies in MD&A should also describe the nature and extent of uncertainties, subjective assumptions and management judgment underlying your impairment assessment.

7.   In future filings, please disclose the date you perform your annual impairment test and the reporting units used in the assessment.

Note 7. Capital Stock Transactions, page 55

8.   Please tell us the material terms of your warrants and how you have applied the guidance in FASB ASC 815 in evaluating whether the warrants should be classified as equity or liabilities. For example, please describe settlement provisions and any circumstances that may lead to changes in exercise prices.

Note 8. Income Taxes, page 58

9.   Please tell us how you considered whether there were additional items other than the change in valuation allowance giving rise to the difference between statutory and actual income tax rates. For example, we note that you wrote-off goodwill in 2008 and 2009.

Note 17. Fair Value Measurements, page 68

10.   We refer to the third paragraph. Please tell us what the phrase "…and other Level 3 measurements" is intended to convey. In addition, we see you determined the estimated fair value amounts by using "commonly accepted valuation methodologies." Please tell us in more detail the methodologies you utilized and the related assumptions. In this regard, future filings should present clear disclosure about your assessment of fair value measurements.

Form 10-Q for the fiscal year ended December 31, 2010

Condensed Consolidated Balance Sheets, page 3

11.   We see there was no goodwill impairment related to the EMI/Medical/Trek
        goodwill for the fiscal year ended June 30, 2010 or the six months ended
        December 31, 2010. Please tell us how you concluded that there were no
        indicators of impairment of goodwill or intangible assets during 2010 that would
        require further analysis. In this regard, we note decreased sales and continued
        losses in for EMI/Medical/Trek in the six months ended December 31, 2010, a
        reduction in force in the Medical/Trek business unit, and a market capitalization
        significantly below total equity at December 31, 2010. Please be specific in your
        response with regard to your assessment, assumptions and the related results.
        Refer to FASB ASC 350-20-35-30.

12.   We refer to your disclosures on page 20 that you have discontinued
        manufacturing certain "aging" instruments. Please tell us how you considered
        this impact in your valuation of long-lived assets and inventory.

Item 2. Management's Discussion and Analysis of Financial Condition…, page 16

Liquidity and Capital Resources, page 26

13.   In future filings, please discuss the impact of how your liquidity is likely to be
        affected by the absence of cash flows (or negative cash flows) associated with
        your discontinued operations.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin James at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief